 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Eagle Bulk Shipping Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2187A127
(CUSIP Number)

George Travers
GoldenTree Asset Management LP
300 Park Avenue, 21st Floor
New York, NY 10022
 (212) 847-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

March 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2187A127	Page 2 of 8 Pages
1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 69,890,003
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 69,890,003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,890,003
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA
Note: All share numbers on these pages reflect delivery of the shares required to be issued pursuant to the Second Lien Loan Agreement. See Item 4.
*Beneficial ownership based on 382,875,040 shares of Common Stock outstanding following delivery of all shares required to be issued pursuant to the Second Lien Loan Agreement. See Items 4 and 5.

CUSIP No. Y2187A127	Page 3 of 8 Pages
1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 69,890,003
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 69,890,003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,890,003
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
Note: All share numbers on these pages reflect delivery of the shares required to be issued pursuant to the Second Lien Loan Agreement. See Item 4.
*Beneficial ownership based on 382,875,040 shares of Common Stock outstanding following delivery of all shares required to be issued pursuant to the Second Lien Loan Agreement. See Items 4 and 5.

CUSIP No. Y2187A127	Page 4 of 8 Pages
1	NAME OF REPORTING PERSON STEVEN A. TANANBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUAT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,285,632
8	SHARED VOTING POWER 71,175,635
9	SOLE DISPOSITIVE POWER 1,285,632
10	SHARED DISPOSITIVE POWER 71,175,635
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,175,635
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
Note: All share numbers on these pages reflect delivery of the shares required to be issued pursuant to the Second Lien Loan Agreement. See Item 4.
*Beneficial ownership based on 382,875,040 shares of Common Stock outstanding following delivery of all shares required to be issued pursuant to the Second Lien Loan Agreement. See Items 4 and 5.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Eagle Bulk Shipping Inc., a Marshall Islands corporation (the “Company”) and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended. The address of the principal executive offices of the Company is 477 Madison Avenue, New York, New York 10022.
Item 2. Identity and Background.
(a) This statement is filed by:
(i) GoldenTree Asset Management LP, a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (the “Advisor”), with respect to shares of Common Stock held in the respective accounts of the Funds (as defined below);
(ii) GoldenTree Asset Management LLC, a Delaware limited liability company (the “General Partner”), with respect to shares of Common Stock held in the respective accounts of the Funds; and
(iii) Mr. Steven A. Tananbaum (“Mr. Tananbaum”) with respect to shares of Common Stock held in the respective accounts of the Funds, shares of Common Stock held personally by Mr. Tananbaum and shares of Common Stock held by the Lisa and Steven Tananbaum Family Foundation (the “Foundation”).
The Advisor, the General Partner and Mr. Tananbaum are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business office of each of the Reporting Persons is 300 Park Avenue, 21st Floor, New York, N.Y. 10022.
(c) The principal business of the Advisor is to serve as the investment manager of certain investment funds and separate accounts managed by the Advisor (collectively, the “Funds”). The principal business of the General Partner is to serve as the general partner of the Advisor. The principal business of Mr. Tananbaum is to serve as the senior managing member of the General Partner.
(d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or managing members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, general partners or managing members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Tananbaum is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration.
The Funds expended an aggregate of approximately $32.4 million of their own investment capital to acquire 3,077,866 of the 5,895,175 shares of Common Stock held collectively by them prior to March 30, 2016. The remaining 2,817,309 shares of Common Stock held by them as of that date were acquired in exchange for Company debt held by the Funds that was acquired by them for approximately $52.2 million of their investment capital. In addition, the Company has agreed to deliver to the Funds 63,994,828 shares in connection with the Second Lien Loan Agreement (as defined below) for no additional consideration. See Item 4.

Mr. Tananbaum expended an aggregate of approximately $545,000 to acquire the 54,963 shares of Common Stock held by him prior to March 30, 2016. The Company has agreed to deliver to the Foundation 1,230,669 shares in connection with the Second Lien Loan Agreement (as defined below) for no additional consideration. See Item 4.
The Funds may effect purchases of securities primarily through margin accounts maintained for them with Goldman, Sachs & Co., Bank of America and Morgan Stanley, which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.
Item 4. Purpose of Transaction.
The Funds acquired beneficial ownership of the Common Stock subject to this Schedule 13D for investment purposes in the ordinary course of business and without any purpose or effect of changing or influencing control of the Company.
On March 30, 2016, certain of the Funds participated as lenders in a $60 million secured term loan (the “Second Lien Loan”) to the Company pursuant to a Second Lien Loan Agreement among the Company, as borrower; certain subsidiaries of the Company, as guarantors; certain lenders thereunder, including such participating Funds (the “Second Lien Lenders”); and Wilmington Savings Fund Society, FSB, as agent for the Second Lien Lenders (the “Second Lien Loan Agreement”).  Pursuant to the Second Lien Loan Agreement, the Company agreed to issue and deliver to each of the Second Lien Lenders, pro rata to its participation in the Second Lien Loan, additional shares of Common Stock without the payment of additional consideration therefor.  Issuance of a portion of such additional shares will take place following shareholder approval of such issuance, but shareholder approval is assured because the holders of a sufficient number of shares to secure such approval (which holders are also Second Lien Lenders) have agreed in the Second Lien Loan Agreement to vote in favor of issuance of the shares.
In connection with the Transaction, the Advisor entered into a Nominating Agreement with the Company pursuant to which the Advisor will have the right to designate one individual to serve as a member of the board of directors of the Company (the “Board”) and on a committee of the Board selected by the Advisor for so long as the Advisor and its affiliates beneficially own a number of shares of Common Stock equal to or greater than 80% of the number of shares they beneficially own as of the March 30, 2016, taking into account the shares required to be issued pursuant to the Second Lien Loan Agreement (all as equitably adjusted for dividends, splits, subdivisions and combinations of shares and for reclassifications, recapitalizations, mergers, consolidations and other reorganizations).  A copy of the Nominating Agreement is attached to this Schedule 13D as Exhibit 99.2 and is incorporated herein by reference in its entirety.
The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Company, on an ongoing basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may make further acquisitions of Common Stock from time to time or dispose of any or all of the shares of Common Stock beneficially owned by the Funds at any time.  Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise.  The Reporting Persons may also enter into hedging or derivative transactions with respect to securities of the Company, including the Common Stock.
In addition, the Reporting Persons may hold discussions with third parties or with management of the Company in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Company as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of the Instructions to Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as the acquisition or disposition by the Reporting Persons or other persons of shares of Common Stock, acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Company’s capitalization.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.
Item 5. Interest in Securities of the Issuer.
(a) As of the date of this Schedule 13D, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Common Stock outstanding.  The percentages used in this Schedule 13D are calculated based upon (i) the 38,287,504 shares of Common Stock reported to be outstanding as of March 30, 2016 by the Company in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 31, 2016, plus (ii) the 344,587,536 shares of Common Stock that the Company is required to issue and deliver to each of the Second Lien Lenders.
(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of the Common Stock reported herein, except that Mr. Tananbaum has sole voting and dispositive power with respect to 54,963 shares of Common Stock.
(c) Except as set forth in this Schedule 13D, there have been no transactions in the Common Stock effected during the past 60 days by any person named in Item 2 hereof.
(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of such shares of Common Stock.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement on Schedule 13D, and any amendment or amendments hereto.
Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such persons and any other person with respect to any securities of the Company.
Item 7. Material to be filed as Exhibits.

1.	Exhibit 99.1 - Joint Filing Agreement, dated as of April 11, 2016, by and among the Reporting Persons.

2.	Exhibit 99.2 – Nominating Agreement, dated as of March 30, 2016, by and between the Company and the Advisor.

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: April 11, 2016

By:	/s/ Steven A. Tananbaum
Steven A. Tananbaum, individually and as senior managing member of GoldenTree Asset Management LLC for itself and as the general partner of GoldenTree Asset Management LP